ACREX VENTURES LTD.

(“Company”)

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

DATED APRIL 20, 2008

This annual MD & A covers the Company’s fiscal year which ended December 31, 2007  – and the period to April 20, 2008.  It is to be read in conjunction with the Company’s audited financial statements, prepared to December 31, 2007.

1.

Overall Performance

(a)

Michaud, Ontario property

Printed below is a Press Release dated January 16, 2008 which describes a drilling programme commenced on the Property:

Acrex Ventures and Moneta Porcupine Mines are pleased to announce that a winter drilling program has begun to better define the “55” Zone on the Michaud Gold Property in Ontario. Drill holes are being laid out to generate additional data points and complete sections within the zone facilitating the completion of a resource estimate to NI 43-101 standards.  A minimum of 2000m of diamond drilling has been allocated.

Previous drilling returned such notable intersections as in MA-04-25 (12.76 g/t Au over 4.30m within 11.50m of 5.86 g/t Au),  MA-02-06 (4.81 g/t Au over 12.0m within 7.54 g/t Au over 6.50m).  More recently MA-05-30 returned an intercept of 8.99 g/t Au over 4.50m within a 7.40m alteration zone averaging 5.81 g/t gold.

The “55 Zone” is hosted by altered Timiskaming greywackes and sandstones along the ultramafic/ Timiskaming sedimentary contact and on strike with Moneta’s Southwest Zone (624,500 oz.; historical Barrick gold resource) to the east-northeast.  To date only 18 drill holes have been completed in the “55 Zone” (Michaud JV: 6, Acrex: 7,  Barrick: 5) with significant gold mineralized intervals reported previously.

This drilling is subject to the Moneta-Acrex Ventures Ltd. (50/50) joint venture. The program is managed by Moneta with R. Skeries, P.Geo., as the "Qualified Person" for the purpose of National Instrument 43-101.

(b)

Spanish Mountain, British Columbia, Property

Printed below is a copy of the Company’s Press Release dated March 25, 2008 announcing the results of drilling done on the property in 2007.

Acrex Ventures Ltd. (“Acrex” or “Company”) is pleased to announce the results of the 2007 diamond-drilling program on its Spanish Mountain property, located near Likely, British Columbia.  The results obtained to date show a cluster of 3 drill holes with grades ranging from 1.59 grams per tonne (g/t) to 2.54 g/t gold over a consistent stratigraphic width of approximately 1.50 metres (m).  Lower gold grades of approximately 0.20 g/t extend up to 25 m into the hanging wall rocks demonstrating potential for sediment-hosted gold mineralization on the property.

The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Ventures Ltd. (“Skygold”) Spanish Mountain gold project.  Over the last two years drilling by Skygold has outlined a large, potentially bulk mineable, sediment hosted gold system with average gold grades of greater than 1.0 g/t. The Main zone measures 1,200 m x 500 m. The deposit is up to 135 m thick and remains open in all directions.

In 2007, Acrex completed a total of 1943.4 m (6376 feet) of diamond drilling in 11 drill holes on the property.  A total of 871 core samples were sent to the laboratory for analysis.  The 2007 drilling program continued from the 2006 program sampling several different target areas on the Hepburn Lake portion of the property.  Targets were defined by the results of an airborne geophysical survey completed earlier in 2007.  The airborne survey indicated a number of strong electromagnetic (resistivity) zones that trend from the Main Gold Zone on the Skygold property, to the Acrex claims.

Significant results returned from core samples taken from the 2007 drilling are summarized in the following table.  All significant results were obtained from samples taken from drill holes 07SpM-01 and 07SpM-02.  The maximum single hole depth was 309 m (1,015 feet).   The highest gold value of 2.42 g/t gold was returned from a sample taken from 279 m to 280.5 m depth in hole 07SpM-01.  This hole was drilled to intersect the down-dip extension of a gold bearing horizon intersected in 2006, drill hole 06SpM-15.  06SpM-15 returned two gold intersections grading 2.54 g/t over 1.51 m and 2.29 g/t over 1.52 m.

Drill Hole	From (m)	To(m)	Width(m)	Au g/t
07SpM-01	279.00	280.50	1.50	2.42
07SpM-02	175.50	177.00	1.50	0.22
07SpM-02	177.00	178.50	1.50	0.17
07SpM-02	178.50	180.00	1.50	0.20
07SpM-02	180.00	181.50	1.50	0.29
07SpM-02	181.50	183.00	1.50	0.14
07SpM-02	183.00	184.50	1.50	0.24
07SpM-02	184.50	186.06	1.56	0.22
07SpM-02	210.50	212.00	1.50	0.31
07SpM-02	212.00	213.50	1.50	0.20
07SpM-02	213.50	215.00	1.50	0.20
07SpM-02	215.00	216.50	1.50	0.20
07SpM-02	216.50	218.00	1.50	0.54
07SpM-02	218.00	219.50	1.50	1.59
07SpM-02	225.50	227.00	1.50	0.83
07SpM-03 to 07SpM-11	No Significant Results

These results indicate that the sedimentary rocks on the Acrex property contain sediment-hosted gold-bearing vein potential in the area drilled by holes 06SpM-15, 07SpM-01 and 07SpM-02.  These drill holes were all completed along the east border of the Hepburn Lake portion of the Acrex claims immediately adjacent to the border with Skygold’s property.

Drilling on the Hepburn portion of Acrex’s Spanish Mountain property continues to intersect significant widths of 0.2 g/t to 0.5 g/t gold, hosted in the sedimentary rocks underlying the area.  These areas of elevated gold in bedrock are considered good zones to explore for bulk-mineable gold mineralization similar to that found on the Skygold property.

Skygold Ventures Ltd. is continuing with drilling on their Spanish Mountain property with results to date intersecting significant zones of bulk mineable gold mineralization.  Grades of 1.5 g/t gold to 2.5 g/t gold over widths of 50 m to over 100 m have been reported by Skygold.  The deposit is described as a Sediment Hosted Vein Deposit.

All drill core was logged and sampled at a facility located near to the property.  Samples were split from the core and shipped to Assayers Canada Laboratory in Vancouver, BC.  The remaining half of the core is stored in the Company's core storage facility in Likely, BC.

The Company’s consultants are assessing the results to date in order to plan further work to test the Hepburn Lake area and to test the Spanish Mountain area to the southeast.  Soil sampling was completed in 2007 to extend coverage on the Hepburn Lake area, and on the Spanish Mountain block.  Results of sampling provided a number of target areas for follow-up work.  The 2008 drill programs will follow-up results of the 2006 and 2007 drilling, and will test new targets defined by the airborne geophysical survey and the soil geochemical surveys.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

(c)

New Property Acquisitions

(i)

Don’s Lake Property.

Effective February 4, 2008 the Company signed an Option on the Don’s Lake mineral claims with the owner Optionor”).  The following is a copy of the Press Release of the Company dated February 12, 2008 which announced the acquisition of the Option on the Property:

Acrex Ventures Ltd. (the “Company”) has entered into an agreement to option a 100% interest in the Don’s Lake mineral property in northwestern Ontario.

To exercise the option the Company will be obliged to pay the Optionor a total of $190,000 by way of payments of $4,000 upon the signing of the Agreement, $30,000 by February 28, 2008, with three additional tranches as of May 29th in each of 2009, 2010 and 2011.  The Company will also have to issue the Optionor 200,000 shares with the first 50,000 shares being issuable on February 28, 2008, and with three blocks of 50,000 shares each being issuable on May 29th in each of 2009, 2010 and 2011.  To maintain the option the Company will also have to expend not less than $1,300,000 on work on the property by May 29, 2012 - the first amount being $300,000 on or before

May 29, 2009.  If the Company obtains a positive feasibility report on the property it must issue a further 200,000 shares to the Optionor within 30 days of the receipt of the report.

The acquisition of the 100% interest will be subject to the reservation to the Optionor of a 2.0% net smelter return royalty.  The Company will have a first right of refusal on a 1.0% net smelter return royalty if the Optionor desires to sell the said 1.0%.

The property is comprised of 18 contiguous mineral claims containing 84 claim units and covers an area of approximately 1,344 hectares (approximately 3,321 acres).  The claims are located between the Red Lake and Pickle Lake gold camps approximately 120 kilometres north of Sioux Lookout and 108 kilometres west of Pickle Lake.

The property covers a  5 km - long Fault Zone referred to as the  Don’s Lake Shear Zone shown by lighogeochemistry to be prospective for gold and uranium.

Since 1953, the property has been held almost continuously by several mining companies and prospectors in search of uranium and gold.  Previous exploration has included VLF-EM and magnetometer surveys, geological mapping, lithogeochemistry, prospecting, and 20 diamond drill holes.

Eight of the 20 diamond drill holes intersected the prospective shear zone.  Among these eight holes, three holes are reported to have intersected good gold grades.

In 1978 trenching by Urangesellschaft is reported to have returned positive U308 and gold assays from three trenches located just south of the Don’s Lake Shear Zone .

Acrex plans to explore the mineralization with a ground geophysical survey followed by a winter diamond drill program.

The Company issued a Press Release on April 15, 2008 announcing a proposed geophysical survey over the Property.  It is expected to be done in July.

The initial cash payment of $4,000, and an instalment of $30,000, were  paid – and 50,000 shares issued – to the Optionor after the option agreement was accepted for filing by the Exchange.

(ii)

Honeymoon Property

Effective February 4, 2008 the Company signed an option on the Honeymoon Property mineral claims with the owner (“Optionor”).  The following is a copy of the Press Release of the Company dated February 28, 2008 which announced the acquisition of the Option on the Property:

Acrex Ventures Ltd. (the “Company”) has entered into an agreement to option a 100% interest in the Honeymoon Area Mineral Claims.

To exercise the option the Company will pay $5,000 and issue 50,000 shares forthwith after the date of the acceptance of the Agreement by the TSX Venture Exchange (“Approval Date”).  The Company must also pay $60,000 in periodic annual payments on the first, second and third anniversaries of the Approval Date.  To exercise the option the Company will also be obliged to issue three blocks of 50,000 shares each on the first, second and third anniversaries of the Approval Date.  A 2.0% net smelter return (“NSR”) has been reserved to the Optionor, David J. Piggin and the Company will have the right to purchase back a 1.0% NSR for $500,000.  The Agreement is subject to the acceptance for filing by the TSX Venture Exchange.

The road accessible property is located in south-central British Columbia, approximately 80 kilometres northeast of the city of Kamloops, B.C.

The property lies 25 km south of the Harper Creek, volcanogenic sulphide deposit of Yellowhead Mining Inc.  The Harper Creek Deposit has a NI 43-101 measured and indicated resource of 450.9 million tonnes grading 0.32% copper and an additional Inferred resource of 142.2 million tonnes grading 0.33% copper (Ref.: www.yellowheadmining.com).

Prospecting by the Optionor has located several malachite stained mineral showings on the Honeymoon property that carry copper and silver values. Grab samples from four of the showings were assayed by the Optionor and found to carry copper values ranging from 0.62% to 0.86% copper with elevated silver values ranging from 5.88 to 35.3 g/tonne. Petrographic studies completed by Acrex’s geologist show the mineralization, comprised of chalcopyrite and pyrite, occurs in a metasedimentary rock and may be of syngenetic origin.  Syngenetic suphide deposits found elsewhere in the world have large tonnage potential.

The Company is currently planning an exploration program to assess this large property that will initially focus on investigating the recently discovered copper mineralization.  The program will consist of geological mapping, geochemical sampling and geophysical surveying. Where warranted, targets will be further tested with a program of trenching and diamond drilling.

The technical information has been reviewed by the company's consulting geologist, Perry Grunenberg, P.Geo, of PBG Geoscience.  Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

The initial cash payment of $5,000 was paid – and 50,000 shares issued – to the Optionor after the option agreement was accepted for filing by the exchange.

(d)

Financing

The Company did one financing during the period covered by this document.  In mid-August, the Company completed a Private Placement sale of  12,800,000 Units of which 5,000,000 Units were “Flow-Through” (“FT”) and 7,800,000 were Non-Flow Through (“NFT”).  The FT Units were sold at $0.22 each and the NFT Units were sold at $0.18 each – so that the Company received gross proceeds of $2,504,000.  Each Unit consisted of one share of the Company and one-half of a two year Share Purchase Warrant.  The warrants are all exercisable at $0.50 per Share.

The broker which handled the placement on behalf of the Company on a “best efforts” basis was PI Financial Corp. of Vancouver, B.C. (“PI”).  PI, pursuant to the Agency Agreement with the Company was entitled to 7.0% of the gross proceeds – which would have been $175,280.  However PI elected to take only $76,008 in cash and to take satisfaction of the balance of its commission by accepting 551,511 Units at a deemed price of $0.18 each.  In further compensation for its efforts in handling the placement for the Company, PI was entitled to receive agents’ warrants on a number of shares equal to 8% of the number of Units sold.  In this regard, PI received 1,024,000 agents’ warrants each of which is exercisable for a 2 year period to purchase an additional share of the Company for $0.23.  Both the warrants issued as part of the Units and the agent’s warrants have exercise dead lines between August 14 and August 16, 2009.  None of the warrants or agent’s warrants have been exercised.

The Company did not do any other financing during the period covered by this document.

2.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Dec. 31/07	Sept. 30/07	June 30/07	March 31/07	Dec. 31/06	Sept. 30/06	June 30/06	March 31/06	Dec. 31/05
(a) Net sales or total revenues		$ 0.00	$ 0.00	$ 0.00	$0.00	$0.00	$0.00	$0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	250,860 0.01	146,406 0.01	133,532 0.01	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01	155,141 0.01
(c) Net loss - total - per share undiluted - per share diluted*	250,860 0.01	146,406 0.01	133,532 0.01	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01	155,141 0.01

*As the effect of any dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its properties.  The loss for the final quarter of 2007 was higher primarily because the Company, in that quarter, recorded an additional expense of $118,642 in stock based compensation in relation to options which were granted.

3.

Liquidity

At the fiscal year-end – December 31, 2007 - the Company had net working capital of approximately $2,034,078.  At the close of business March 31, 2008 the Company had working capital of approximately $1,740,000.  The Company has no financial commitments other than to pay its monthly general and administrative expenses and monthly management and directors’ fees.

4.

Selected Annual Information

The following information is given for the last three fiscal years of the Company:

	December 31, 2007	December 31, 2006	December 31, 2005
(a) Net sales or total revenues	$ Nil	$ Nil	$ Nil
(b) Net income or (loss) before discontinued items or extraordinary items: – total – per share undiluted - per share diluted *	(669,224) (0.02)	(531,360) (0.02)	(510,027) (0.03)

(c) Net income or loss - total - per share undiluted - per share diluted *	(669,224) (0.02)	(531,360) (0.02)	(510,027) (0.03)
(d) Total assets	$4,471,840	$2,433,851	$1,588,692
(e) Total long-term financial liabilities	Nil	Nil	Nil
(f) Cash dividends declared per share	Nil	Nil	Nil

*

As the effect of any dilution is to reduce the reported loss per share, diluted loss per share information has not been shown.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

Differences in the losses incurred by the Company in the various periods are caused primarily by variations in the amounts that the Company incurred in its operations and conducting exploration work on its mineral properties.  The loss in 2007 was $137,864 higher than in 2006.  This was the result of the Company having recorded a non-cash stock option compensation expense of $222,142 for Directors’ options granted during the year.  No equivalent costs were recorded in 2006. In spite of this deemed expense the component costs of most of the Company’s general and administrative costs were lower in 2007 than in 2006 – except accounting and audit which increased from $31,250 to $60,595.  This increase of $29,345 – nearly 100% - was not due to increased work but was primarily due to increased audit requirements and increased fees charged by auditors.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company.

(b)

Frank Lang is paid a monthly director’s fee of $2,500.  The Company pays rent expenses of $1,390 per month to a company in which Frank Lang is a common director.

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered – which are rendered almost exclusively by Mr. Jonsson.  In  the fiscal year covered by this Statement the legal fees were $39,800.

6.

Fourth Quarter

There were no events or items in the Company’s fourth quarter which significantly affected its financial condition, cash flow or results of operations.

7.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the quarterly financial statements and MD&As for the fiscal year ended December 31, 2007 - have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for the last two completed fiscal years ending December 31, 2007 and December 31, 2006:

	2007 $	2006 $
Assays Consulting Lodging Drilling Field vehicles Surveying and linecutting Other Support	16,458 81,213 - 317,096 - 135,526 56,800 6,854	76,492 28,245 6,841 304,419 11,438 - 39,865 7,866
Totals:	613,947	475,166

(B)

General and administration expenses.

Breakdown of general and administration expenses for the last two completed fiscal years ending December 31, 2007 and December 31, 2006:

	2007 $	2006 $
Accounting Consulting Filing fees Insurance Investor relations Legal fees & disbursements Management fees Office and general Promotion and travel Rent Transfer agent fees Advertising	60,595 12,640 7,982 2,300 120,646 34,392 138,000 44,288 36,585 4,680 12,724 15,599	31,250 21,575 24,259 2,500 127,849 34,914 138,000 51,593 68,038 13,380 10,936 30,007
Totals:	490,377	554,301

(c)

Outstanding share data – as at March 31, 2008:

(i)

The Company has 40,610,447 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has 3,550,000 share purchase options outstanding entitling the purchase of:

-

565,000 shares exercisable at $0.28 per share before November 4, 2008.

-

485,000 shares exercisable at $0.12 per share before July 7, 2010.

-

100,000 shares exercisable at $0.12 per share before October 13, 2010.

-

100,000 shares exercisable at $0.12 per share before December 5, 2010.

-

100,000 shares exercisable at $0.30 per share before June 19, 2011.

-

50,000 shares exercisable at $0.30 per share before June 29, 2011.

-

100,000 shares exercisable at $0.20 per share before February 7, 2012.

-

650,000 shares exercisable at $0.16 per share before July 2, 2012

-

1,400,000 shares exercisable at $0.16 per share before December 17, 2012

(iii)

The Company has 7,699,755 share purchase warrants outstanding entitling the purchase of:

-

6,675,755 shares exercisable August 14-August 16, 2009 at $0.50 per share.

-

1,024,000 shares exercisable August 14-August 16, 2009 at $0.23 per share.

8.

Financial and Other Instruments

The Company’s financial instruments consist of cash, term deposits, amounts receivable,

 and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

9.

Controls

(a)

Evaluation of disclosure controls and procedures

Public companies are required to perform an evaluation of disclosure controls and procedures annually and to disclose management’s conclusions about the effectiveness of these disclosure controls and procedures in its annual Management’s Discussion and Analysis. The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports, and is recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, and the Chief Financial Officer, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.

(b)

Internal controls over financial reporting

As at December 31, 2007 management of the Company is responsible for evaluating the design of internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with Generally Accepted Accounting Principles as of December 31, 2007, have not identified any changes to the Company’s internal control over financial reporting in the latest interim reporting period that would materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.